Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On August 26, 2025, Cannae Holdings, Inc. ("Cannae," the "Company," "we," "it" or "our") completed the disposition of all of its ownership interests in Dun & Bradstreet, Inc., a Delaware corporation ("D&B") for aggregate cash proceeds of $540.3 million (the "D&B Disposition"). Following the consummation of the D&B Disposition, Cannae no longer has any ownership interest in D&B.

We account for our historical ownership interests in D&B under the equity method of accounting. As a result of the pending D&B Disposition, we began presenting our investment in D&B as a discontinued operation and asset held for sale in our Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2025.

The following tables present information about the Company’s financial condition and results of operations, after giving effect to the D&B Disposition. The information under "Summarized Pro Forma Balance Sheet Information" in the table below assumes the D&B Disposition was completed on June 30, 2025. The information under "Summarized Pro Forma Statement of Operations Information" in the tables below gives effect to the pro forma results for the six months ended June 30, 2025 and year ended December 31, 2024 assuming the D&B Disposition occurred on January 1, 2024.

The unaudited pro forma information, while helpful in illustrating the financial characteristics of the Company after the D&B Disposition, does not necessarily reflect what the Company’s financial condition or results of operations would have been had the D&B Disposition occurred on the dates indicated. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. As a result, unaudited pro forma information is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

The information presented below was derived from our consolidated financial statements and should be read together with such consolidated financial statements of Cannae, including the related notes thereto, included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2025 and Annual Report on Form 10-K for the year ended December 31, 2024.

Summarized Pro Forma Balance Sheet Information, in millions (unaudited):

	June 30, 2025
	As Filed Cannae	Adjustments for D&B Disposition (1)	Pro Forma Cannae
ASSETS
Current assets:
Cash and cash equivalents (2)	$66.7	$540.3	$607.0
Other current assets	17.9	—	17.9
Income taxes receivable (3)	10.9	—	10.9
Assets of discontinued operations held for sale (4)	528.0	(528.0)	—
Total current assets	623.5	12.3	635.8
Investments in unconsolidated affiliates	629.9	—	629.9
Deferred tax asset (3)	55.0	—	55.0
Other non-current assets	477.4	—	477.4
Total assets	$1,785.8	$12.3	$1,798.1
LIABILITIES AND EQUITY
Current liabilities	$224.5	$—	$224.5
Other long-term liabilities	204.6	—	204.6
Total liabilities	429.1	—	429.1
Retained earnings (5)	200.1	(5.7)	194.4
Additional paid-in capital	2,035.4	—	2,035.4
Less: Treasury stock, at cost	(838.6)	—	(838.6)
Accumulated other comprehensive (loss) earnings (6)	(15.5)	18.0	2.5
Total Cannae shareholders' equity	1,381.4	12.3	1,393.7
Noncontrolling interests	(24.7)	—	(24.7)
Total equity	1,356.7	12.3	1,369.0
Total liabilities and equity	$1,785.8	$12.3	$1,798.1
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(1) All adjustments represent Transaction Accounting Adjustments as defined by Regulation S-X 11-02.
(2)    Adjustment represents the cash consideration the Company would have received for the D&B Disposition assuming it occurred on June 30, 2025 and based on the 59,048,691 shares of common stock of D&B it held at that date and transaction price of $9.15 per share of D&B common stock.
(3)    Due to a valuation allowance recorded related to the Company’s historical net operating losses and certain of its unrecognized capital gains and losses, the D&B Disposition would not have had an impact on our income tax provision assuming it occurred on June 30, 2025.
(4)    Adjustment represents a decrease for the derecognition of the Company’s investment in D&B at book value.
(5)    Adjustment represents the net impact to equity which approximates the loss expected to be recorded on the D&B Disposition.
(6)    Adjustment represents the derecognition of the Company’s historical accumulated other comprehensive losses attributable to its investment in D&B.

Summarized Pro Forma Statement of Operations Information, in millions (unaudited):

	Six months ended June 30, 2025
	As Filed Cannae	Adjustments for D&B Disposition (1)	Pro Forma Cannae
Revenues:
Restaurant revenue	$201.0	$—	$201.0
Other operating revenue	12.4	—	12.4
Total operating revenues	213.4	—	213.4
Operating expenses:
Cost of restaurant revenue	181.8	—	181.8
Other operating expenses	113.9	—	113.9
Total operating expenses	295.7	—	295.7
Operating loss	(82.3)	—	(82.3)
Total other income (expense), net	(69.9)	—	(69.9)
Loss before income taxes and equity in losses of unconsolidated affiliates	(152.2)	—	(152.2)
Income tax expense	18.4	—	18.4
Loss before equity in losses of unconsolidated affiliates	(170.6)	—	(170.6)
Equity in losses of unconsolidated affiliates	(97.6)	—	(97.6)
Net loss from continuing operations	(268.2)	—	(268.2)
Net loss from discontinued operations, net of tax (2)	(87.3)	87.3	—
Net loss	(355.5)	87.3	(268.2)
Less: Net loss attributable to noncontrolling interests	(3.7)	—	(3.7)
Net loss attributable to Cannae Holdings, Inc. common shareholders	$(351.8)	$87.3	$(264.5)
Amounts attributable to Cannae Holdings, Inc. common shareholders
Net loss from continuing operations attributable to Cannae Holdings, Inc. common shareholders	$(264.5)		$(264.5)
Net loss from discontinued operations attributable to Cannae Holdings, Inc. common shareholders	(87.3)		—
Net loss attributable to Cannae Holdings, Inc. common shareholders	$(351.8)		$(264.5)
Earnings per share
Basic
Net loss per share from continuing operations	$(4.30)		$(4.30)
Net loss per share from discontinued operations	(1.42)		—
Net loss per share	$(5.72)		$(4.30)
Diluted
Net loss per share from continuing operations	$(4.30)		$(4.30)
Net loss per share from discontinued operations	(1.42)		—
Net loss per share	$(5.72)		$(4.30)
Weighted Average Shares Outstanding
Weighted average shares outstanding Cannae Holdings common stock, basic basis	61.5		61.5
Weighted average shares outstanding Cannae Holdings common stock, diluted basis	61.5		61.5
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(1)    All adjustments represent Transaction Accounting Adjustments as defined by Regulation S-X 11-02.
(2)    Adjustment represents the removal of the results of D&B presented as discontinued operation in the six months ended June 30, 2025.

	Year ended December 31, 2024
	As Filed Cannae	Adjustments for D&B Disposition (1)	Pro Forma Cannae
Revenues:
Restaurant revenue	$419.6	$—	$419.6
Other operating revenue	32.9	—	32.9
Total operating revenues	452.5	—	452.5
Operating expenses:
Cost of restaurant revenue	371.2	—	371.2
Other operating expenses	185.0	—	—
Total operating expenses	556.2	—	556.2
Operating loss	(103.7)	—	(103.7)
Other income (expense):
Interest, investment and other income	4.6	—	4.6
Interest expense	(11.6)	—	(11.6)
Recognized losses, net (2)	(153.2)	(125.5)	(278.7)
Total other expense, net	(160.2)	(125.5)	(285.7)
Loss before income taxes and equity in losses of unconsolidated affiliates	(263.9)	(125.5)	(389.4)
Income tax benefit (3)	(0.4)	(33.0)	(33.4)
Loss before equity in losses of unconsolidated affiliates	(263.5)	(92.5)	(356.0)
Equity in losses of unconsolidated affiliates (4)	(46.6)	13.7	(32.9)
Net loss	(310.1)	(78.8)	(388.9)
Less: Net loss attributable to noncontrolling interests	(5.5)	—	(5.5)
Net loss attributable to Cannae Holdings, Inc. common shareholders	$(304.6)	$(78.8)	$(383.4)
Earnings per share
Net loss per share - basic	$(4.73)		$(5.95)
Net loss per share - diluted	$(4.73)		$(5.95)
Weighted average shares outstanding Cannae Holdings common stock, basic basis	64.4		64.4
Weighted average shares outstanding Cannae Holdings common stock, diluted basis	64.4		64.4
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(1)    All adjustments represent Transaction Accounting Adjustments as defined by Regulation S-X 11-02.
(2)    Adjustments represent (i) the removal of $12.3 million of loss related to the Company’s historical recognized losses of D&B attributable to the Company’s sale of D&B shares in 2024 and dilution on changes in the Company’s ownership of D&B and (ii) the addition of a $137.8 million loss representing the estimated loss on the D&B Disposition the Company would have incurred assuming the transaction occurred on January 1, 2024 and based on the 79,048,691 shares of D&B common stock the Company held at that date and transaction price of $9.15 per share of D&B common stock.
(3)    Adjustment represents the net tax effects of the change in taxable income at the Company’s statutory tax rate.
(4)    Adjustment represents an increase related to the removal of the Company’s historical equity in losses of D&B.